[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit 4.43A

FT. COLLINS SUPPLY AGREEMENT

This FORT COLLINS SUPPLY AGREEMENT (the “Agreement”) is made this 28th day of October, 2005, but effective only on the Closing of the Purchase Agreement (the “Effective Date”), by and between PALAU ACQUISITION CORPORATION, with its principal place of business at 3975 Freedom Circle, Santa Clara, CA 95054 (“Storage”); and AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING, INC., a Delaware corporation (“Avago”).

WHEREAS, Avago’s affiliated companies Avago Technologies Pte. Ltd. and certain of its subsidiaries (the “Selling Entities”) and Storage have entered into a Purchase and Sale Agreement, dated as of October 28, 2005 (“Purchase Agreement”), pursuant to which Storage purchased and assumed, and the Selling Entities sold, transferred and assigned substantially all of the equity, assets and liabilities of the Business to Purchaser; and

WHEREAS, Avago is engaged in the manufacturing and processing of integrated circuits at its manufacturing facility located in Fort Collins, Colorado (“Ft. Collins”) and is willing to provide foundry services for the production of certain Storage Products to Storage;

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows:

1.	DEFINITIONS

For the purpose of this Agreement the following capitalized terms are defined in this Section 1 and shall have the meaning specified herein. Other terms that are capitalized but not specifically defined below shall have the meaning set forth in the Purchase Agreement.

1.1    “Die” shall mean one of the semiconductor devices on a Wafer listed in Exhibit A, as such Exhibit may be amended from time to time by the mutual consent of the parties, and produced by Ft. Collins for Storage using a Qualified Process. The Die will be provided to Storage by Ft. Collins as untested wafers.

1.2    “Engineering Change” shall mean any major change to the process, materials, equipment, technology, location and any other items listed in Avago’s standard specifications.

1.3    “Engineering Wafers” shall mean those wafers required for the Qualification Plan or delivered to Storage for testing pursuant to Avago’s standard engineering change procedures.

1.4    “Lead Time” shall mean the time between the date an order is accepted by Avago and the date the Wafers are made available for shipment by Avago. The current Lead Time is twelve (12) weeks, but the Lead Time may be changed by Avago upon sixty (60) days written notice to Storage, provided in no event will the Lead Time be extended to more than twenty (20) weeks.

1.5    “Per Wafer Price” shall mean the prices for the purchase of Wafers, including standard packaging costs, to be agreed upon by the parties as set forth in Section 6 below.

1.6    “Qualification Plan” shall mean the qualification tests and schedules to be agreed upon by the parties under which the Qualified Process is brought up at Ft. Collins and the Wafers are manufactured using the Qualified Process to meet the Specifications, as may be amended by the parties for each Qualified Process.

1.7    “Qualification” shall mean the mutual determination that the Wafers meet the Specifications in accordance with the Qualification Plan.

1.8    “Qualified Process” shall mean the Avago-proprietary wafer process used at Ft. Collins for production of Wafers and any other Avago-proprietary wafer process approved by the parties to produce Wafers on Storage’s behalf.

1.9    “Specifications” shall mean the standard Avago specifications for the Wafers.

1.10    “Wafers” shall mean the silicon wafers for Die manufactured by Ft. Collins using the Qualified Process.

2.	PROCESS IMPLEMENTATION

2.1    New Processes. The parties will discuss in good faith the details of the introduction of new process technologies into Ft. Collins, including but not limited to, necessary capital investment, production capacity and wafer prices.

2.2    Engineering Wafer Production Run. Based on the agreed Specifications, Avago will fabricate Engineering Wafers based on the Avago manufacturing process and deliver the Engineering Wafers to Storage in accordance with the Qualification Plan agreed upon between the parties.

2.3    Evaluation. Storage shall evaluate the Wafers provided by Ft. Collins in accordance with the Qualification Plan. If the Wafers meet the Specifications, the manufacturing process established and the Wafers produced by Ft. Collins will be deemed fully qualified by Storage and Avago, and such manufacturing process shall be referred to as a “Qualified Process.”

2.4    New Die. If the parties agree to add new Die to Exhibit A, Storage and Avago shall agree in writing in advance on the Specifications, Qualification Plan and Per Wafer Price for such new Die Storage and Avago will also agree on any non-recurring engineering costs to be billed to Storage and paid for by Storage for non-standard processes that may need to be qualified as a result of the new Die.

2.5    Notice of Engineering Change. Storage will give Avago notice of any proposed engineering change and will use commercially reasonable efforts to provide notice and other appropriate information at least ninety (90) days prior to first proposed shipment of any products following an engineering change. Avago will give Storage written notice at least ninety (90) days prior to implementation of any major Engineering Change, must supply engineering and experimental data supporting such change. Avago will require Storage’s written approval prior to implementing said changes on any Wafers manufactured for Storage, such approval not to be unreasonably conditioned, delayed or withheld.

3.	PRODUCTION

3.1    General. Upon the successful completion of Qualification, Avago will manufacture the Wafers utilizing the Qualified Process for Storage in accordance with terms and conditions of this Agreement.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

3.2    Storage Furnished Property. Storage may provide materials or tooling for Avago’s use in processing Storage’s orders (“Storage Furnished Property”). Avago will not be responsible for any delays in delivery or defects caused by any Storage Furnished Property. If defective Storage Furnished Property increases Avago’s costs to process Storage’s order or perform services, such costs will be added to the Per Wafer Prices to compensate Avago for such additional costs. Avago will not be responsible for any loss or damage to Storage Furnished Property unless caused by Avago’s negligence. Avago will return to Storage any Storage Furnished Property not consumed in processing Storage’s orders. Transportation costs and risk of loss and damage for all Storage Furnished Property are Storage’s responsibility.

4.	ORDER AND SHIPMENT

4.1    Forecasts. Storage shall provide Avago in writing on a monthly basis, a non-binding, rolling twelve (12) month forecast of its monthly volume requirements for Wafers, identified by specific technology and process for the Wafers listed.

4.2    Purchase Orders. Storage will purchase Wafers from Avago pursuant to valid purchase orders referencing this Agreement and sent to Avago by confirmed facsimile, electronic transmission, or other mutually-agreed means. All purchase orders shall be consistent with Storage’s forecasted amounts, Lead Times, and Avago’s then-current minimum lot size requirements, and Avago will accept all orders which meet such criteria, subject to the allocation provisions set forth in Section 4.5 and to payment for previous Wafer shipments. Minimum order quantity for both Engineering Wafers and production Wafers is [*] Wafers. Such purchase orders shall specify anticipated delivery requests as well as Die type, Wafer quantity, Per Wafer Price and destination. Avago agrees to provide written order acknowledgements within three (3) Business Days of receipt of purchase orders confirming the quantity and price of the Wafers ordered as well as an acknowledged delivery date. In the event of any discrepancy between a purchase order and the terms of this Agreement, this Agreement shall prevail and any different or additional terms shall be deemed rejected.

4.3    Acceleration. It is anticipated that from time to time there may be instances where an accelerated lead and cycle time is required to serve the needs of Storage, and in such instances, Avago shall, upon mutually agreed upon terms and conditions, use commercially reasonable efforts to accelerate the schedule of production of the Wafers in order to meet such needs.

4.4    Cancellations and Reschedules. Once the manufacturing process for a Wafer has commenced, Storage shall not be entitled to request any rescheduling of the delivery date of such Wafer. Storage may, at any time prior to the commencement of manufacture of a Wafer in Storage’s purchase order, request Avago to reschedule the delivery of that Wafer to a later date that does not extend beyond sixty (60) days from the original scheduled delivery date. No other revisions, reschedules or cancellations of purchase orders are permitted absent the prior written consent of Avago. Any agreed upon, revisions, reschedules or cancellations shall be subject to payment of applicable charges for revision, rescheduling or cancellation in accordance with Avago’s then current policies. A copy of current cancellation and reschedule charges is set forth in Exhibit C attached hereto.

4.5    Allocation. If the materials or components used by Ft. Collins to manufacture the Wafers are in such short supply (“Scarce Materials”) that Ft. Collins is unable to completely fulfill Storage’s outstanding purchase orders, Ft. Collins will allocate to Storage the share of

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

available Scarce Materials in proportion to the percentage of all of Ft. Collins outstanding customer orders for Scarce Materials represented by outstanding Storage purchase orders at the time of the supply shortage.

5.	DELIVERY

5.1    Packaging. Avago will package the Wafers for shipment and storage in accordance with Avago’s standard practice (“Standard Packaging”). Avago standard Wafer containers and protective shipping boxes will be used by Avago to ship Wafers to designated destination by Storage. Storage may specify additional packaging instructions, subject to agreement by Avago, and Storage shall pay for such packaging for any additional packaging above and beyond the industry standard.

5.2    Delivery and Risk of Loss. The Wafers will be delivered EXW Ft. Collins (Incoterms 2000). Title to Wafers passes to Storage upon receipt of the Wafers by Storage or its carrier at the Ft. Collins shipping dock. At Storage’s request, Avago will arrange for transportation in accordance with standard industry practice, and Storage shall pay for the transportation of the Wafers. All Products will be deemed accepted upon delivery.

5.3    End of Life Notification. If Avago decides to cease offering an approved Qualified Process for Wafers, Avago will provide in writing notification of its intended End of Life decision. Storage will have [*] after receipt of notification to place remaining purchase orders, and due to the intended end of life situation may schedule delivery up to [*] days after expiration of the notice period. Should Avago decide to cease manufacturing Wafers, upon Storage’s request, Avago will use all commercially reasonable efforts to allow Storage to replicate said manufacturing process to an agreed upon designated second source foundry facility.

6.	WAFER PRICING AND PAYMENT

6.1    Price. Per Wafer Prices are set forth in Exhibit B attached hereto. Engineering or other agreed upon small-lot Wafer orders may be subject to different pricing. In addition, Storage shall bear, in addition to the purchase price, the amount of any freight, insurance, handling and other duties levied on the shipment of Wafers. Any price changes will be negotiated in good faith and be mutually agreed to by both parties.

6.2    Payment. Avago will invoice Storage monthly for all products shipped to Storage in the preceding month. Payment shall be made in U.S. Dollars through wire transfer in cash within [*] days after the invoice date. Any late payment shall be subject to interest charges of one and a half percent (1.5%) per month on the unpaid balance calculated from the due date of payment up to and including the date of actual payment.

6.3    Taxes. Unless otherwise explicitly stated, the prices specified in this Agreement are exclusive of any sales, use, excise, consumption or similar taxes, and of any export and import duties, which may be levied upon or collectible by Avago as a result of the sale or shipment of the products to Storage or its customers. Storage agrees to pay and otherwise be fully responsible for any such taxes and duties, unless in lieu thereof Storage provides Avago with an exemption certificate acceptable to the relevant governmental authorities. Avago shall have the right, but shall not be obligated, to pay any such taxes or duties directly, in which event Storage shall immediately reimburse Avago in the amount thereof upon presentation by Avago of evidence of payment.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

6.4    Disputes. In the event of any dispute over the amount invoiced, Storage shall first make payment of the undisputed portion in accordance with Section 6.2 pending resolution of the dispute between the parties.

7.	LIMITED WARRANTY; WARRANTY DISCLAIMER

7.1    Limited Warranty. Avago warrants that the Wafers delivered hereunder (other than Engineering Wafers) shall meet the applicable Specifications and shall be free from defects in material and workmanship under normal use and service for a period of [*] days from the date of shipment from Ft. Collins (the “Warranty Period”). If, during the Warranty Period, (i) Storage notifies Avago promptly in writing upon discovery of any defect in Die, including a detailed description of the alleged defect, or if Wafer probe yields are less than [*] of three (3) months rolling probe yield for each product, (ii) Storage returns samples of such Die to Avago pursuant to Avago’s standard return material authorization (RMA) procedures, and (iii) Avago determines in good faith that such Die is defective or corroborates the low wafer probe yields and that such defect or low wafer probe yield was not caused by any accident, abuse, misuse, neglect, improper installation, repair, alteration or some other action by someone other than Avago, improper testing or use contrary to any instructions issued by Avago, or by any other reason not attributable to Avago, then within a reasonable time Avago shall promptly replace such defective Die at no cost to Storage. The foregoing sets forth Avago’s sole and exclusive obligation and Storage’s sole and exclusive remedy for a breach of the foregoing limited warranty. All Engineering Wafers are delivered “AS IS,” without any warranty of any kind.

7.2    Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 7.1, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, AVAGO EXPRESSLY DISCLAIMS ALL WARRANTIES AND CONDITIONS REGARDING THE WAFERS PROVIDED HEREUNDER, WHETHER EXPRESS, IMPLIED OR STATUTORY, AND INCLUDING BUT NOT LIMITED TO ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT OF THIRD PARTY RIGHTS.

7.3    No Warranty Pass-through. Avago grants no warranties to Storage’s customers hereunder. Storage will not pass through to its end users or any other third party any warranties or representations made by Avago hereunder and will expressly indicate to its customers that they must look solely to Storage in connection with any problems, warranty claims or other matters concerning the products.

8.	INTELLECTUAL PROPERTY

8.1    Storage. Subject to the terms of the Intellectual Property License Agreement between Storage and Avago’s Affiliate Avago Technologies General IP (Singapore) Pte. Ltd. of even date herewith, Storage retains ownership of all Storage Furnished Property provided to Avago for the purpose of manufacturing the Wafers hereunder. Storage authorizes Avago, under Storage’s intellectual property rights, to use such information supplied by Storage solely for the purpose of manufacturing the Wafers for Storage in accordance with the terms of this Agreement. All other rights are reserved.

8.2    Avago. Avago retains ownership of all processing, testing and packaging information used to manufacture the Wafers hereunder. No license is granted to Storage under this Agreement with respect to the foregoing other than the right to purchase Wafers and to use, sell, offer to sell and otherwise dispose of the Wafers. All other rights are reserved.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

9.	TERM AND TERMINATION

9.1    Term; Termination. This Agreement shall commence on the Effective Date and shall continue for a period of one (1) year and will renew automatically for additional one year periods unless written notice is given by one party to the other party as to its intention not to renew this Agreement at least one hundred twenty (120) days before the end of the initial or any subsequent term. This Agreement may also be terminated earlier by either party upon the material breach of this Agreement by the other party and the failure to cure such breach within one hundred twenty (120) days after receipt of notice of intended termination.

9.2    Effect of Termination. Upon any termination of this Agreement, the licenses granted herein shall terminate, Avago shall have no further delivery obligations other than continuing to manufacture and deliver all confirmed purchase orders accepted prior to written notification of termination. Termination of this Agreement shall not affect any payment rights accrued as of the date of termination. The termination of this Agreement shall not release either party from any liability which at said date of termination has already accrued to the other party.

9.3    Survival. Notwithstanding any termination of this Agreement, the provisions of Sections 6 (all), 7.2, 9.2, 9.3, 10(all per Section 10.3), 11(all), 12(all), and 13(all) shall survive any expiration or termination of this Agreement.

10.	CONFIDENTIALITY

10.1    Confidential Information. The parties hereto expressly acknowledge and agree that all information, whether written or oral, furnished by either party to the other party or any Subsidiary of such other party pursuant to this Agreement (“Confidential Information”) shall be deemed to be confidential and shall be maintained by each party in confidence, using the same degree of care to preserve the confidentiality of such Confidential Information that the party to whom such Confidential Information is disclosed would use to preserve the confidentiality of its own information of a similar nature and in no event less than a reasonable degree of care. Except as authorized in writing by the other party, neither party shall at any time use or disclose or permit to be disclosed any such Confidential Information to any person, firm, corporation or entity, (i) except as may reasonably be required in connection with the performance of this Agreement by Storage or Avago, as the case may be, and (ii) except to the parties’ agents or representatives who are informed by the parties of the confidential nature of the information and are bound to maintain its confidentiality.

10.2    Exceptions. The obligation not to disclose information under Section 10.1 hereof shall not apply to information that, (i) becomes generally available to the public other than as a result of disclosure made by the party desiring to treat such information as non-confidential, (ii) was or becomes readily available to the party desiring to treat such information as non-confidential on a non-confidential basis, (iii) is or becomes available to the party desiring to treat such information as non-confidential on a non-confidential basis from a source other than its own files or personnel or the other party, provided that such source is not known by the party desiring to treat such information as non-confidential to be bound by confidentiality agreements with the other party or by legal, fiduciary or ethical constraints on disclosure of such information, or (iv) is required to be disclosed pursuant to a governmental order or decree or other legal requirement (including the requirements of the U.S. Securities and Exchange Commission and the listing

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rules of any applicable securities exchange), provided that the party required to disclose such information shall give the other party prompt notice thereof prior to such disclosure and, at the request of the other party, shall cooperate in all reasonable respects in maintaining the confidentiality of such information, including obtaining a protective order or other similar order. Nothing in this Section 10.2 shall limit in any respect either party’s ability to disclose information in connection with the enforcement by such party of its rights under this Agreement; provided that the proviso of clause (iv) in the immediately preceding sentence shall apply to the party desiring to disclose such information.

10.3    Duration. The obligations of the parties set forth in this Section 10 with respect to the protection of Confidential Information shall remain in effect until five (5) years after the date of disclosure.

11.	DISPUTE RESOLUTION

Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.

11.1    Negotiation. The parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within thirty (30) days after notice of a Dispute is given by either party to the other party, each party shall select a first tier negotiating team comprised of director or general manager level employees of such party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within 30 days of their first meeting, then each party shall select a second tier negotiating team comprised of vice president level employees of such party and shall meet within 30 days after the end of the first 30 day negotiating period to attempt to resolve the matter. During the course of negotiations under this Section 11.1, all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party. All negotiations between the parties pursuant to this Section 11.1 shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

11.2    Failure to Resolve Disputes. In the event that any Dispute arising out of or related to this Agreement is not settled by the parties within fifteen (15) days after the first meeting of the second tier negotiating teams under Section 11.1, the parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

11.3    Proceedings. Nothing herein, however, shall prohibit either party from initiating litigation or other judicial or administrative proceedings if such party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the dispute or claim through negotiation or mediation. In the event that litigation is commenced under this Section 11.3, the parties agree to continue to attempt to resolve any Dispute according to the terms of Sections 11.1 and 11.2 hereof during the course of such litigation proceedings under this Section 11.3.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

12.	LIMITATION OF LIABILITY

IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL NOT, HOWEVER, LIMIT THE AMOUNT OR TYPES OF DAMAGES AVAILABLE TO EITHER PARTY FOR INFRINGEMENT OR MISAPPROPRIATION OF ITS OR ITS SUBSIDIARIES’ INTELLECTUAL PROPERTY RIGHTS BY THE OTHER PARTY OR SUCH OTHER PARTY’S SUBSIDIARIES, OR FOR ANY DISCLOSURE OF CONFIDENTIAL INFORMATION.

13.	MISCELLANEOUS PROVISIONS

13.1    Compliance with Law. Each party agrees to comply with all applicable state, local and federal laws related to the performance of their obligations under this Agreement. Without limiting the foregoing, each party agrees to comply with any applicable export control laws and regulations of the United States. If Storage sends any personnel to Ft. Collins or sends any materials to Avago, then Storage shall comply with all applicable federal, state and other laws and regulations, executive orders, and orders of administrative agencies.

13.2    Compliance with Facility Site Rules. If Storage sends any personnel to Ft. Collins, then Storage shall comply with the facility site rules of Avago, including all applicable environmental, safety, and health rules. Storage shall ensure that its personnel comply with all badging requirements of Avago when at Ft. Collins.

13.3    No Agency. It is agreed and understood that neither party is the agent, representative or partner of the other and neither party has any authority or power to bind or contract in the name of or to create any liability against the other in any way or for any purpose pursuant to this Agreement.

13.4    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to any conflicts of laws principles. The rights and obligations of the parties under this Agreement shall not be governed by the provisions of the 1980 United Nations Convention on Contracts for the International Sale of Goods or the United Nations Convention on the Limitation Period in the International Sale of Goods, as amended.

13.5    Force Majeure. Each party shall not be liable for any failure to perform its obligations under this Agreement due to a force majeure event during the term of this Agreement, including but not limited to an act of God, flood, earthquake, fire, explosion, interruption or defect in the supply of electricity or water, act of government, war, acts of terror, civil commotion, insurrection, embargo, riots, lockouts, inability to obtain raw materials, or labor disputes. Upon the occurrence of a force majeure event, (a) the affected party shall notify the other party in writing; and (b) the originally scheduled date shall be deemed extended for a period equal to the time lost by reason of the event except that if such force majeure continues for more than six (6) consecutive months without the prospect of cure, the other party shall have the option to terminate this Agreement immediately upon written notice. Upon the cessation of a force majeure event, the affected party shall inform the other party of the date on which that party’s obligations under this Agreement shall be reinstated.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

13.6    Consent to Jurisdiction; Waiver of Jury Trial. Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 13.7 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

13.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answer back, by express or overnight mail delivered by an internationally recognized air courier (delivery charges prepaid), by registered or certified mail (postage prepaid, return receipt requested) or by e-mail with receipt confirmed by return e-mail to the respective parties as follows:

If to Storage:	Palau Acquisition Corporation
3975 Freedom Circle
Santa Clara, CA 95054
Attn: Chief Financial Officer
Fax: (604) 415-6240

with copies to:	Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Attn: Neil Wolff, Esq.
Michael Okada, Esq.
Fax: (650) 493-6811

If to Avago:	Avago Technologies Wireless (U.S.A.) Manufacturing, Inc.
c/o Silver Lake Partners
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
Attn: Kenneth Y. Hao
Fax: (650) 234-2593

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

with copies to:	Kohlberg Kravis Roberts & Co., L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Attention: Adam H. Clammer
Fax: (650) 233-6548

and
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention: Peter F. Kerman, Esq.
Anthony R. Klein, Esq.
Fax: (650) 463-2600

or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by e-mail, telecopy or by air courier shall be deemed effective on the first Business Day following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the third Business Day following the day on which such notice or communication was mailed. As used in Section 4.2 and this Section 13.7, “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions located in the jurisdiction in which the person to whom notice is to be provided is located are authorized or obligated by law or executive order to close.

13.8	Non-assignability.

(a)    Neither party may, directly or indirectly, in whole or in part, assign or transfer this Agreement, without the other party’s prior written consent, and any attempted assignment, transfer or delegation without such prior written consent shall be voidable at the sole option of such other party; provided, however, that either party may assign this Agreement without such consent to an entity that succeeds to all or substantially all of its business or assets to which this Agreement relates, subject to the terms of Section 13.8(c) below.

(b)    In addition, each party (including its respective Subsidiaries or its permitted successive assignees or transferees hereunder) may assign or transfer this Agreement as a whole, without consent, in connection with a corporate reorganization that leaves such party substantially equivalent in terms of business, assets or ownership as before the reorganization (e.g., a reorganization in another state).

(c)    In the event of any assignment or transfer under this Section 13.8 that is not covered by Section 13.8(b) above, Storage shall promptly give notice of such acquisition to Avago.

(d)    No assignment or transfer made pursuant to Section 13.8 shall release the transferring or assigning party from any of its liabilities or obligations hereunder. Without limiting the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

13.9    Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and Avago and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

13.10    Amendment; Waiver; Remedies Cumulative. This Agreement, including this provision of this Agreement, may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto especially as it pertains to termination notification Section 9, End of Life Notification Section 5.3, and Limited Warranty Section 7. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party or a failure or delay by any party in exercising any power, right or privilege under this Agreement, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

13.11    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 13.11, provided that receipt of copies of such counterparts is confirmed.

13.12    Construction. The headings to the clauses, sub-clause and parts of this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Any ambiguity in this Agreement shall be interpreted equitably without regard to which party drafted the Agreement or any provision thereof. The terms “this Agreement,” “hereof,” “hereunder” and any similar expressions refer to this Agreement and not to any particular Section or other portion hereof. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, will be deemed to be followed by the words “without limitation” and “discretion” means sole discretion.

13.13    Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

WHEREFORE, the parties have signed this Ft. Collins Supply Agreement effective as of the date first set forth above.

AVAGO TECHNOLOGIES WIRELESS (U.S.A.)		PALAU ACQUISITION
MANUFACTURING, INC.		CORPORATION

By:	/s/ Kenneth Y. Hao	By:	/s/ Alan Krock

Name:	Kenneth Y. Hao	Name:	Alan Krock

Title:	Director	Title:	Vice President, CFO

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit A: DIE

Technology	Part Number
	Configuration/voltage

HP25	HDMP-0421	3.3
HP25	HDMP-0422	3.3
HP25	HDMP-0450	3.3
HP25	HDMP-0450R1	3.3
HP25	HDMP-0451	3.3
HP25	HDMP-0452	3.3
HP25	HDMP-0480	3.3
HP25	HDMP-0482	3.3
HP25	HDMP-1022	3.3
HP25	HDMP-1024	3.3
HP25	HDMP-1032A	3.3
HP25	HDMP-1034A	3.3
HP25	HDMP-1636A	3.3
HP25	HDMP-1636AG	3.3
HP25	HDMP-1636AR1	3.3
HP25	HDMP-1638	3.3
HP25	HDMP-1646A	3.3
HP25	HDMP-1685A	3.3
HP25	HDMP-1687	3.3
HP25	HDMP-T1636A	3.3
HP25	QDMP-1696	3.3

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit B: Per Wafer Price

The Per Wafer Price shall be [*] per Wafer.

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit C: Order Cancellation and Reschedule Fees

No. of Days before shipment	Charges

[*] days	[*] of selling price

[*] days	[*] of selling price

[*]	[*] of selling price

[*]	[*] of selling price

[*] = Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.